

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 22, 2010

Mr. E. G. Marchi
Director
Bio-Clean, Inc.
895 Dove Street, 3rd Floor
Newport Beach, CA 92660

> **Re: Bio-Clean, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 20, 2010**
> **File No. 333-149857**

Dear Mr. Marchi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Item 4.01 8-K Filed April 20, 2010

1. Please revise the first paragraph to disclose whether Ronald R. Chadwick, P.C.'s report on the financial statements for the last two years ended December 31, 2008 and 2007 contained an adverse opinion or a disclaimer of opinion or were qualified or modified as to uncertainty, audit scope, or accounting principles and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification. Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

2.   Please revise your disclosure regarding the period during which there were no
        disagreements with your former accountant. This period should include the two
        most recent years and any subsequent interim period through the date of
        dismissal. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

3.   Please disclose whether the decision to engage the new accountants was approved
        by your Board of Directors. Refer to paragraph (a)(1)(iii) of Item 304 of
        Regulation S-K. In addition, please revise the second paragraph to address
        reportable events as described in paragraph (a)(1)(v) of Item 304 of Regulation S-
        X. Refer to paragraph (a)(2) of Item 304 of Regulation S-K.

4.   Please file an updated letter from Ronald R. Chadwick, P.C. as an exhibit to the
        amendment filed in response to our comments in accordance with Items 304(a)(3)
        and 601(b)(16) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within
five business days or tell us when you will respond. You may wish to provide us with a
marked copy of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your amendment and responses to our
comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosures in
        the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

       You may contact Lisa Sellars at 202-551-3348 if you have any questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief